P.E. 2/1/02

02016032

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2002

Russel Metals Inc.

Suite 210, 1900 Minnesota Court, Mississauga, Ontario L5N 3C9
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐ No ☒

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- ______________.]

Russel Metals

NEWS

FOR IMMEDIATE RELEASE

STOCK SYMBOL: TSE: RUS, RUS.PR.C

RUSSEL METALS ANNOUNCES PROFITABLE FOURTH QUARTER 2001 RESULTS

TORONTO, CANADA – February 19, 2002 – Russel Metals Inc. announced today fourth quarter 2001 net earnings of Cdn. $2.2 million and basic earnings per share of $0.04. Earnings before taxes and restructuring charges were $6.4 million unchanged from the third quarter of 2001. The fourth quarter results included a before tax restructuring charge of $2.4 million to enable the full economies of scale to be realized as a result of the acquisition of A.J. Forsyth in the fourth quarter of 2001.

The earnings per share for the year ended December 31, 2001 was $0.17 compared with $0.53 for the year ended December 31, 2000. The net earnings for the year 2001 were $8.6 million versus $23.9 million for the year 2000. The earnings before interest, taxes, foreign exchange losses and other non-operating losses was $50.6 million for 2001 versus $66.1 million for the year 2000.

Bud Siegel, President and C.E.O., stated, "The profitability of the operations in the face of what has been considered the worst steel market in the last 20 years is especially gratifying and I would like to thank all the employees of the Russel Metals group of companies who did a superlative job in most trying circumstances. I would also like to thank our customers and our suppliers for their ongoing support."

Revenue for the fourth quarter 2001 was $314.1 million down 16% from the fourth quarter of 2000 revenue of $374.4 million. The revenue for the year ended December 31, 2001 was $1,402.5 million down 8% from $1,531.0 million recorded in 2000. The revenue decline occurred due to reductions in both volume and average selling prices.

The 2001 earnings were negatively impacted by several events not experienced previously. The rationalization of the Russel Metals and A.J. Forsyth operations in British Columbia, the loss on the sale of Total Distributors a money losing operation and the costs associated with an unsuccessful acquisition attempt totalled $10.1 million or approximately $0.18 per share after tax. Charges recorded during the year for foreign exchange losses and debt repurchases were $1.8 million reducing earnings per share by a further $0.02 net of tax. Earnings per share excluding the above items would have been $0.37.

The cash flow generated by the Company continues to be counter cyclical, with positive cash flows being experienced when revenue declines. The cash flow from operating activities was $93.1 million in 2001 and enabled the Company to make acquisitions of $42.4 million (including debt assumed), redeem $14.8 million of long-term debt, pay dividends of $9.8 million, and still improve our bank borrowing position by $29.5 million. At year-end, the Company had a positive cash balance of $17.2 million and no bank borrowings.

As announced in our third quarter press release, the Company did not declare a first quarter common share dividend. The pool of funds available under the U.S. Senior Note Indenture to pay dividends and buy back common shares currently has a balance of $1.7 million, which would support a dividend payment of $0.04 per common share. It is currently anticipated that a second quarter dividend payment will be declared.

The Company's normal course issuer bid will expire on February 23, 2002. No share purchases were made during the term of the bid and a new bid is not anticipated for 2002.

The first quarter results of the Company could be adversely impacted by lower drilling activities in the energy sector due to lower oil and gas prices when compared to the first quarter of 2001.

We have yet to see a significant increase in demand, but management is cautiously optimistic that by the second half of 2002 demand in service centers will be on the upswing and modest increases in the price of steel will also be experienced.

The import/export operations showed more strength than anticipated in 2001 and it is expected to be unchanged in 2002.

The energy sector operations have been impacted by lower oil and gas pricing, and management expects levels similar to those prevalent in the second half of 2001 to continue through 2002.

We currently anticipate that earnings for 2002 will resemble earnings prior to unusual items, restructuring and acquisition costs that were reported in 2001.

The Company will be holding an Investor Conference Call on Wednesday, February 20, 2002 at 9:00 a.m. EST to review its fourth quarter results for 2001. The dial in telephone number for the call is **1-888-638-1035.**

For those unable to participate in the Conference Call, it will be recorded and available for listening at **1-800-558-5253** until midnight, February 27. You will be required to enter reservation number **20198874** in order to access the Call.

Russel Metals is one of the largest metals distribution companies in North America. It carries on business in three metals distribution segments: service center, energy sector and import/export, under various names including Russel Metals, A.J. Forsyth, B&T Steel, Bahcall Group, Baldwin International, Comco Pipe and Supply, Drummond McCall, Fedmet Tubulars, Métaux Russel, Pioneer Pipe, Spartan Steel Products, Sunbelt Group, Triumph Tubular & Supply and Wirth Steel.

- 30 -

For further information, contact:
Brian R. Hedges, C.A.
Executive Vice President
and Chief Financial Officer
Russel Metals Inc.
(905) 819-7401
Web site : www.russelmetals.com
e-mail: info@russelmetals.com

RUSSEL METALS INC.
Consolidated Balance Sheets

At December 31 ($000)	2001	2000
ASSETS		
Current		
Cash	**$ 17,151**	$ 8,923
Accounts receivable	**197,716**	248,296
Inventories	**265,417**	290,991
Prepaid expenses and other assets	**5,099**	4,319
Income taxes recoverable	**5,297**	10,735
	490,680	563,264
Property, Plant and Equipment	**109,039**	99,247
Deferred Financing Charges	**6,177**	7,613
Goodwill	**15,123**	7,843
Future Income Tax Assets	**12,653**	11,292
Other Assets	**3,197**	5,198
	$636,869	$694,457
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Bank indebtedness	**$ -**	$ 21,234
Accounts payable and accrued liabilities	**162,180**	192,486
Income taxes payable	**165**	513
	162,345	214,233
Long-Term Debt	**214,105**	217,525
Pensions and Benefits	**9,242**	9,143
Future Income Tax Liabilities	**4,459**	5,501
	390,151	446,402
Shareholders' Equity		
Preferred shares	**30,000**	30,000
Shareholders' equity	**216,718**	218,055
	246,718	248,055
	$636,869	$694,457

RUSSEL METALS INC.
Consolidated Statements of Earnings and Retained Earnings

($000, except per share data)	Quarters Ended December 31, 2001	Quarters Ended December 31, 2000	Years Ended December 31, 2001	Years Ended December 31, 2000
Segment Revenues				
Service Center Distribution	**$ 165,863**	$ 180,027	**$ 706,173**	$ 804,043
Energy Sector Distribution	**72,070**	95,248	**360,515**	331,383
Steel Import/Export	**70,912**	96,154	**321,454**	385,355
Other	**5,304**	2,977	**14,367**	10,197
	$ 314,149	$ 374,406	**$1,402,509**	$1,530,978
Segment Operating Profits				
Service Center Distribution	**$ 2,198**	$ 7,271	**$ 19,352**	$ 36,064
Energy Sector Distribution	**4,082**	4,963	**18,406**	15,317
Steel Import/Export	**2,904**	2,215	**14,175**	20,126
Other income	**3,162**	1,331	**6,177**	2,876
Corporate expenses	**(976)**	(2,046)	**(7,489)**	(8,241)
Earnings before the following	**11,370**	13,734	**50,621**	66,142
Restructuring costs	**(2,400)**	-	**(2,400)**	-
Foreign exchange loss	**(303)**	-	**(1,383)**	-
Debt repurchase costs	**(55)**	-	**(391)**	-
(Loss) gain on sale of business	**500**	-	**(6,000)**	-
Acquisition costs	**-**	-	**(1,688)**	-
Interest expense – net	**(5,019)**	(6,425)	**(23,017)**	(23,849)
Earnings before income taxes	**4,093**	7,309	**15,742**	42,293
Provision for income taxes	**1,933**	3,510	**7,134**	18,393
Net earnings for the period	**2,160**	3,799	**8,608**	23,900
Retained Earnings —				
Dividends on preferred shares	**(562)**	(562)	**(2,250)**	(2,250)
Earnings available to common shareholders	**1,598**	3,237	**6,358**	21,650
Dividends on common shares	**(1,899)**	(1,900)	**(7,596)**	(5,854)
Amount related to common shares purchased for cancellation	**-**	(244)	**-**	(8,944)
Retained earnings, beginning of the period	**100,762**	100,606	**101,699**	76,182
Adjustment for income taxes	**-**	-	**-**	18,665
Retained earnings, end of the period	**$ 100,461**	$ 101,699	**$ 100,461**	$ 101,699
Basic earnings per common share	**$ 0.04**	$ 0.09	**$ 0.17**	$ 0.53
Average shares outstanding	**37,981,501**	38,069,986	**37,981,501**	41,068,870

RUSSEL METALS INC.
Consolidated Cash Flow Statements

For the Years Ended December 31 ($000)	**2001**	2000
Operating activities		
Net earnings for the year	**$ 8,608**	$ 23,900
Depreciation and amortization	**14,663**	14,245
Future income taxes	**3,503**	15,449
Loss (gain) on sale of fixed assets	**(113)**	455
Restructuring costs	**2,400**	-
Foreign exchange loss	**1,093**	-
Debt repurchase costs	**391**	-
Loss on sale of business	**6,000**	-
Acquisition costs	**1,688**	-
Cash from operating activities before working capital	**38,233**	54,049
Changes in non-cash working capital items		
Accounts receivable	**69,182**	(17,277)
Inventories	**36,772**	(28,558)
Accounts payable and accrued liabilities	**(46,328)**	(3,802)
Current income taxes	**(4,397)**	(9,919)
Other	**(323)**	274
Change in non-cash working capital	**54,906**	(59,282)
Cash from (used in) operating activities	**93,139**	(5,233)
Financing activities		
Increase (decrease) in bank borrowing	**(38,441)**	15,964
Dividends on common shares	**(7,596)**	(5,854)
Dividends on preferred shares	**(2,250)**	(2,250)
Repurchase of long-term debt	**(14,808)**	-
Purchase of common shares	**-**	(39,444)
Deferred financing costs	**(29)**	(577)
Cash used in financing activities	**(63,124)**	(32,161)
Investing activities		
Purchase of fixed assets	**(8,152)**	(13,020)
Proceeds on sale of fixed assets	**255**	108
Purchase of businesses	**(25,288)**	(4,500)
Proceeds on sale of businesses	**10,397**	-
Proceeds from assets held for sale	**-**	42,335
Other	**1,001**	1,426
Cash from (used in) investing activities	**(21,787)**	26,349
Increase (decrease) in cash	**8,228**	(11,045)
Cash position, beginning of the year	**8,923**	19,968
Cash position, end of the year	**$ 17,151**	$ 8,923

Russel Metals

NEWS

FOR IMMEDIATE RELEASE

STOCK SYMBOLS: TSE: RUS, RUS.PR.C

RUSSEL METALS DECLARES DIVIDEND FOR CLASS II PREFERRED SHARES, SERIES C

TORONTO, CANADA – February 19, 2002 – Russel Metals Inc. announced today that it has declared a dividend in the amount of Cdn 46.875 cents per share on its Class II Preferred Shares, Series C, payable on March 15, 2002 to shareholders of record at the close of business on February 28, 2002.

Russel Metals is one of the largest metals distribution companies in North America. It carries on business in three metals distribution segments: service center, energy sector and steel import/export, under various names including Russel Metals, A. J. Forsyth, B&T Steel, Bahcall Group, Baldwin International, Comco Pipe and Supply, Drummond McCall, Fedmet Tubulars, Métaux Russel, Pioneer Pipe, Spartan Steel Products, Sunbelt Group, Triumph Tubular & Supply and Wirth Steel.

- 30 -

For further information, contact:
Elaine G. Hillis
Assistant Secretary
Russel Metals Inc.
(905) 819-7419
Website: www.russelmetals.com
E-mail: info@russelmetals.com

RUSSEL METALS INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2001

The following management's discussion and analysis of financial condition and results of operations of Russel Metals Inc. and its subsidiaries (Russel Metals or the Company) provides information to assist the reader and should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2001 including the notes thereto. Statements contained in this document that relate to Russel Metals' beliefs or expectations as to certain future events are not statements of historical fact and are forward-looking statements. Russel Metals cautions readers that there are important factors, risks and uncertainties, including but not limited to economic, competitive and governmental factors affecting Russel Metals' operations, markets, products, services and prices that could cause the Company's actual results, performance or achievements to be materially different from those forecasted or anticipated by Russel Metals in such forward-looking statements. All dollar references in this report are in Canadian dollars unless otherwise stated.

Russel Metals is one of the largest metal distribution companies in North America based on revenues and tons sold. The Company conducts business primarily in three metals distribution business segments: service centers; energy sector related pipe, tube, valves and fittings; and steel import /export.

Results of Operations

The following table provides a summary of revenues, gross margins (revenue minus cost of sales) as a percentage of revenues and operating profits (revenue minus cost of sales and operating expenses excluding corporate expenses and interest expense) for Russel Metals' operating segments. The table shows the segments as they are reported to management and they are consistent with the segmented reporting in Note 13 to the 2001 Consolidated Financial Statements.

(in thousands of dollars, except percentages)	**2001**	2000	1999	**2001 Change as a % of 2000**	2000 Change as a % of 1999
Segment Revenues					
Service center distribution	**$ 706,173**	$ 804,043	$ 760,568	**(12.2%)**	5.7%
Energy sector distribution	**360,515**	331,383	274,519	**8.8%**	20.7%
Steel import/export	**321,454**	385,355	369,285	**(16.6%)**	4.4%
Other	**14,367**	10,197	11,020	**40.9%**	(7.5%)
	$1,402,509	$1,530,978	$1,415,392	**(8.4%)**	8.2%
Segment Operating Profits					
Service center distribution	**$ 19,352**	$ 36,064	$ 39,501	**(46.3%)**	(8.7%)
Energy sector distribution	**18,406**	15,317	7,362	**20.2%**	108.1%
Steel import/export	**14,175**	20,126	17,811	**(29.6%)**	13.0%
Other income	**6,177**	2,876	3,513	**114.8%**	(18.1%)
Corporate expenses	**(7,489)**	(8,241)	(8,967)	**9.1%**	8.1%
Earnings from operations	**$ 50,621**	$ 66,142	$ 59,220	**(23.5%)**	11.7%
Segment Gross Margins as a % of Revenues					
Service center distribution	**24.9%**	24.3%	25.2%		
Energy sector distribution	**13.9%**	14.2%	12.9%		
Steel import/export	**9.4%**	9.8%	10.1%		
Total	**19.0%**	18.8%	19.2%		
Segment Operating Profits as a % of Revenues					
Service center distribution	**2.7%**	4.5%	5.2%		
Energy sector distribution	**5.1%**	4.6%	2.7%		
Steel import/export	**4.4%**	5.2%	4.8%		
Earnings from operations	**3.6%**	4.3%	4.2%		

Service Center Distribution

a) Description of operations

The Company provides processing and distribution services to a broad base of approximately 15,000 end users through a network of 45 Canadian and five U.S. locations. The Company's network of service centers carries a full line of products in a wide range of sizes, shapes and specifications, including carbon hot rolled and cold finished steel, pipe and tubular products, stainless steel and aluminum. Russel Metals purchases these products primarily from steel producers in North America and packages them in accordance with end user specifications. The Company services all major geographic regions of Canada and selected regions in the United States. Within Canada, the service centers operate under the names Russel Metals, Métaux Russel, Drummond McCall and A. J. Forsyth. Heavy gauge flat rolled operations are conducted by B&T Steel and McCabe Steel, both located in Hamilton, Ontario. Russel Metals' U.S. service center operations are conducted under the names Russel Metals — Bahcall Group and Baldwin International. The Bahcall Group focuses primarily on the distribution of general line carbon products through three facilities in Wisconsin. Baldwin International distributes specialty alloy products through facilities in Ohio and Michigan

In October 2001, the Company purchased the shares of A. J. Forsyth and Company Limited, a service center operation with six locations in British Columbia and one in the Yukon. The A. J. Forsyth operations strengthen Russel Metals' operations within the British Columbia region. A. J. Forsyth had sales of approximately $65.9 million for the year prior to the acquisition date.

b) Factors affecting results

External –

- steel pricing fluctuates significantly throughout the cycle. Steel prices are influenced by overall demand and by product availability.
- demand is significantly affected by economic cycles with revenues and operating profit fluctuating with the level of general business activity in the markets served.
- product availability is affected by supply side management practiced by steel producers in North America and international supply and demand which impacts steel imports.

- government sanctions due to trade actions initiated either by steel mills or Federal Governments in North America.
- Canadian steel service centers, which represent a large portion of the service center distribution segment operations, are particularly affected by general economic conditions in Ontario and Quebec, and by pulp and paper, agriculture and resource sector activities in Western Canada, where demand for steel by the construction and capital goods sectors fluctuates considerably during the economic cycle.

Internal –

- the Company has a strong network of branches across Canada, thus declines in demand in one region may be countered by higher demands in other regions.
- many employees, including management, receive bonuses based on bottom line results, thus a portion of compensation is variable and employees are motivated to maximize profitability.
- a large portion of the service center costs are fixed and are not reduced as volume declines, negatively impacting results when demand weakens.
- the Company monitors its inventory levels and endeavors to achieve above average inventory turns in order to position itself to react to pricing and supply changes in the market and to minimize holding losses and gains.
- knowledge of international pricing trends obtained by the steel import/export operations provides insight for pricing decisions.

c) Service center segment results – 2001 compared to 2000


Service Center
Revenues
$ billion
2000
2001

Revenues for 2001 have decreased 12.2% due to lower volume and selling prices. Volume declines are most significant in British Columbia due to weaker demand in the pulp and paper industry and Ontario due to weaknesses in the manufacturing sector. Alberta was the only region with increased volume due to the strength of the oil and gas industry. Excess inventory positions at both the mills and our competitors affected market pricing in the first half of 2001. Selling prices declined in all regions excluding Alberta with the most significant decline in British Columbia, Ontario and the U.S. operations of Bahcall. Selling prices for Alberta showed a slight improvement.

Gross margins improved from 24.3% in 2000 to 24.9% in 2001. By maintaining lower inventory levels than our competitors, Russel Metals was able to capitalize on low-priced purchases resulting in gross margin improvements compared to 2000.


Service Center
Operating Profits
($000)
45
40
35
30
25
20
15
10
5
0
1999
2000
2001

The recession affecting the U.S. Midwest has resulted in significant losses at Bahcall during 2001. In an effort to reduce costs and minimize losses, the Company disposed of the inventory and fixed assets of the Eagan, Minnesota operation for book value in October 2001.

Service center operating profits for the year ended 2001 decreased by 46.3% compared to 2000. This decline is a result of the significant volume and selling price declines. Operating expenses for 2001, adjusted for expenses of A. J. Forsyth in 2001, were $6.6 million, or 4.1% lower than 2000.

Operating profits as a percentage of revenues for 2001 were 2.7% compared to 4.5% for 2000 due to operating expenses not declining as significantly as revenues.

d) Service center segment results – 2000 compared to 1999

Revenues for 2000 increased 5.7% compared to 1999, primarily related to increased selling prices.

Selling price per ton for 2000 increased compared to the selling price for 1999; however, the average cost increased more than the selling price in 2000 compared to 1999, resulting in a gross margin percent decline from 25.2% for 1999 to 24.3% for 2000.

The unprofitable performance of Bahcall and Copco in the United States had a significant impact on already soft Canadian service center results. The Copco operation was closed in July 2000.

The Company's volumes in 2000 were stronger than 1999 for the first half of the year. The third quarter of 2000 was comparable to 1999 and the fourth quarter showed a significant decline in all regions resulting in total volumes for the 2000 year below those of 1999. Volume declines in Atlantic, Quebec and Ontario regions and the United States were offset by increases in Western Canada. The selling price per ton was stable for most of the 2000 year; however, price cuts late in the year by the mills in most carbon products resulted in lower selling prices.


Service Center
EBIT to Sales
(%)
6
5
4
3
2
1
0
1999
2000
2001

Service center operating profits decreased by 8.7% in 2000 compared to 1999. Operating expense dollars increased $7.6 million in 2000 compared to 1999; however, they remained constant as a percentage of revenues at approximately 20%. Operating profits as a percentage of revenues for 2000 were 4.5% compared to 5.2% in 1999 due to lower gross margins.

Energy Sector Distribution

a) Description of operations

These operations distribute pipe, tube, valves and fittings, primarily to the energy sector in Western Canada and the Western United States, from five Canadian and two U.S. locations. Russel Metals purchases these products either from the pipe processing arms of North American steel mills or from independent manufacturers of pipe and its accessories. In June 2001, the Company sold the operations of Total Distributors Supply Corporation, its U.S. operations serving the petrochemical and heat exchanger industries. The decision to sell the Total Distributors' assets and record a pre-tax loss of $6.0 million was based on the significant losses that had occurred in this operation due to the very competitive heat exchanger tubing market it served. In August 2001, the Company purchased Spartan Steel, a pipe distributor in the midwest and southern United States. The Spartan operations complement the Pioneer Pipe business. Spartan had sales of approximately US $15 million for the year prior to the acquisition date.

b) Factors affecting results

External –

- affected by economic cycles.
- significantly affected by oil and gas pricing which impacts oil rig count and subsequent drilling activities.
- Canadian operations affected by U.S. dollar since some products are sourced outside Canada.
- pricing is influenced by overall demand and by product availability.
- government sanctions due to trade actions initiated either by steel mills or Federal Governments in North America.

Internal –

- low fixed costs due to a large portion of inventory stored at locations rented on a usage basis.
- employees compensation is highly variable as it is based on profits.

c) Energy sector distribution results – 2001 compared to 2000



Energy Sector
Revenues
$ billion
0.5
0.4
0.3
0.2
0.1
1999
2000
2001

Energy sector revenues increased 8.8% for 2001 compared to 2000. The increase in revenue for the businesses excluding Total Distributors, which was divested in June 2001, is 13.7%. Approximately 60% of the revenue increase relates to the acquisition of Triumph Tubular effective September 1, 2000 and Spartan Steel effective August 15, 2001. The strong oil and gas prices through the first three quarters of 2001 have resulted in higher volumes in 2001 compared to 2000 for the other businesses. The oil country tubular operations in Western Canada and Western United States both had significant declines in volume during the fourth quarter of 2001 due to general economic uncertainty, a late freeze in weather and weaker oil and gas pricing.



Energy Sector
Operating Profits
($000)
25
20
15
10
5
0
1999
2000
2001

Energy sector operating profits improved by 20.2% in 2001 compared to 2000. Total Distributors, our U.S. operation serving the petrochemical and the heat exchanger industries, was sold in June 2001, which had a negative impact on revenue; however, it positively impacted operating profits. The operating profits increased 1.3% for the businesses, excluding Total Distributors' losses from each year. The operating profits for the first nine months of 2001 were stronger than the same period in 2000; however, the fourth quarter was significantly lower than the fourth quarter of 2000.

d) Energy sector distribution results – 2000 compared to 1999

Energy sector revenues increased 20.7% in 2000 compared to 1999. The improved oil and gas prices resulted in continued stronger year over year activity in the oil country tubular operations. The acquisition of Triumph Tubular & Supply Ltd. effective September 1, 2000 accounts for a portion of the revenue increase. The oil country tubular operations in Western Canada and Western United States both have had significant volume increases compared to 1999. Our U.S. operations serving the petrochemical and the heat exchanger industries reported significant losses due to lower volumes and margins caused by competitive pressure and weak markets.



Energy Sector
EBIT to Sales
(%)
6
5
4
3
2
1
0
1999
2000
2001

Operating profits in the energy sector as a percentage of revenues improved from 2.7% for 1999 to 4.6% for 2000 due to improved margins and lower expenses as a percentage of revenues in 2000. Winter drilling activity was strong both in the first and fourth quarter of 2000.

Steel Import/Export

a) Description of operations

Russel Metals' steel import/export business imports foreign steel products into Canada and the United States and exports steel from Canada and the United States. It also provides the Company's other business segments with valuable insight regarding international pricing trends and their potential impact in North America.

The main steel products sourced by the import/export operations are structural, plate, coils, pipe and tubing.

b) Factors affecting results


Steel Import/Export
Revenues
$ billion
0.5
0.4
0.3
0.2
0.1
1999
2000
2001

External –

- government sanctions due to trade actions initiated either by steel mills or Federal Governments in North America.
- mill capacity by product line in North America.
- purchases are mainly in U.S. dollars and thus the strong U.S. dollar against the Canadian dollar will impact profits.
- steel pricing is influenced by overall demand and by product availability.
- demand is affected by economic cycles.
- supply side management practiced by steel producers in North America and international supply and demand which impacts steel imports and affects product availability significantly.

Internal –

- operating costs are variable with volume, since inventory is stored in public warehouses and employees are primarily compensated based on earnings.
- inventory is sourced throughout the world, including North America, providing flexibility for supply.


Steel Import/Export
Operating Profits
($000)
25
20
15
10
5
0
1999
2000
2001

c) Steel import/export results – 2001 compared to 2000

Steel import/export revenues decreased 16.6% for 2001 compared to 2000. The oversupply of carbon products in North America and the weakness in demand at the service center level impacted 2001 revenues. Volumes and selling prices for 2001 were lower than 2000. Gross margin percents are at a more normal level compared to those of 2000 and 1999.

Steel import/export operating profits decreased by 29.6% in 2001 compared to 2000. The lower volumes was the most significant contributor to this; however, a bad debt write-off of $1.3 million related to a well-publicized large U.S. service center who filed for Chapter 11 also impacted the expenses for 2001.


Steel Import/Export
EBIT to Sales
(%)
6
5
4
3
2
1
0
1999
2000
2001

d) Steel import/export results – 2000 compared to 1999

The revenues and gross margins for 2000 and 1999 were positively impacted by a temporary shortage of wide flange beams, which impacted approximately six months of each of 2000 and 1999.

The operating profit increase in 2000 compared to 1999 was mainly related to high margins on material that was in short supply in North America during the first half of 2000.

Other – 2001 compared to 2000

Other revenue and income represents the results of the coal handling terminal in Thunder Bay. Revenue for 2001 was 40.9% higher than 2000 due to increased volumes of coal and potash handled. The higher volumes resulted in 2001 operating profits more than double the 2000 operating profits.

Consolidated Results – 2001 compared to 2000

Earnings from operations were $50.6 million, a decline of 23.5% from $66.1 million in 2000. The lower volumes and selling prices in the service center and import/export operations were partially offset by increased volumes in the energy sector. In addition, Thunder Bay Terminals, our coal handling operation, had a very strong year. Consolidated revenues for the entire Company decreased by 8.4%, to $1,402.5 million, in 2001 compared to 2000.

The following table discloses earnings from ongoing operations net of income taxes and unusual items net of income taxes. Earnings per common share are also disclosed to assist the reader in determining results from ongoing operations.


Earnings from Operations ($000)
70
65
60
55
50
45
40
35
30
25
20
1999
2000
2001

(in thousands of dollars)	**2001**	2000	1999
Earnings from operations	**$ 50,621**	$ 66,142	$59,220
Restructuring provision	**(2,400)**	-	-
Foreign exchange loss	**(1,383)**	-	-
Debt repurchase costs	**(391)**	-	-
Interest expense	**(23,017)**	(23,849)	(19,343)
Income tax expense on above	**(9,876)**	(18,393)	1,979
Income tax rate adjustment	**378**	-	-
Earnings before unusual items	**13,932**	23,900	41,856
Unusual items			
Loss on sale of business	**(6,000)**	-	-
Acquisition costs	**(1,688)**	-	-
Income taxes recoverable on unusual items	**2,364**	-	-
	(5,324)	-	-
Net earnings	**$ 8,608**	$ 23,900	$41,856
Basic and diluted earnings per common share before unusual items	**$ 0.31**	$ 0.53	$ 0.74
Basic and diluted earnings per common share	**$ 0.17**	$ 0.53	$ 0.74

The acquisition of A. J. Forsyth was completed to strengthen the Russel Metal's operations in British Columbia. The cost of restructuring the Russel Metal's operations, including employee termination costs, relocation of equipment and closure of plants, is estimated at $2.4 million, based on the plan prepared by management. The first steps in the plan commenced in December 2001. The cost of restructuring the A. J. Forsyth operations was considered at the time of acquisition and formed part of the purchase consideration.

During 2001, the Company recorded a foreign exchange loss of $1.4 million related to U.S. denominated debt that did not fully hedge the Company's net investment in foreign subsidiaries. This exchange loss consists of an unrealized loss of $1.1 million that will change based on movement in the Canadian dollar against the U.S. dollar. A loss of $0.3 million was realized related to the Company purchasing U.S. funds during the second quarter of 2001 to reduce its unhedged U.S. debt exposure and the repurchase of U.S. Senior Notes in the fall of 2001.

Debt repurchase costs relate to the repurchase of US $9.4 million of 10% Senior Notes in 2001. This cost includes $0.3 million for the write-off of deferred issue costs recorded at the time of the issue of the Senior Notes.

In June 2001, the Company sold the inventory and fixed assets of Total Distributors, its Tulsa-based energy sector operation, for cash of $9.6 million. This transaction results in a pre-tax operating loss on the sale of the business of $6.0 million. The decision to sell these assets below book value was based on the significant losses that had occurred in this operation due to the very competitive heat exchanger tubing market it served.

In May 2001, the Company announced that it had been unsuccessful in finalizing an agreement for the acquisition of a U.S. service center operation. The due diligence process and legal expenses resulted in a write-off of costs of $1.7 million.

Consolidated interest expense decreased $0.8 million to $23.0 million for 2001 compared to 2000. This decrease is due to lower debt outstanding offset by higher exchange rates on U.S. denominated long-term debt for 2001 compared to 2000. The majority of the interest expense relates to the fixed term 10% Senior Note and, therefore, no benefit was experienced from lower prime borrowing rates available through the bank credit facility.

Income taxes for 2001 were $7.1 million compared to $18.4 million for 2000. This decrease relates primarily to lower earnings. In the second quarter of 2001, the Company recorded income taxes recovered of $0.4 million relating to an Ontario tax rate adjustment enacted in 2001, applicable to timing differences on the balance sheet.

Basic earnings per share for 2001 was $0.17 compared to $0.53 for 2000. Earnings per share before unusual items was $0.31 for 2001 compared to $0.53 in 2000.

The weighted average number of common shares outstanding for 2001 was 37,981,501 compared to 41,068,870 for 2000. The reduction relates to common shares purchased under a substantial issuer bid on March 31, 2000 and under normal course issuer bids during 2000.

Consolidated Results – 2000 compared to 1999

Earnings before interest and income taxes increased by $6.9 million to $66.1 million for 2000, an increase of 11.7% compared to 1999, primarily due to higher volumes and margins in the energy sector and import/export operations. Consolidated revenues increased by 8.2%, to $1,531.0 million, in 2000 compared to 1999 due to a combination of higher volumes and selling prices.

Consolidated interest expense increased $4.5 million to $23.8 million in 2000 compared to 1999. This increase is due to higher borrowing levels, higher short-term interest rates in 2000 compared to 1999 and the portion of the 9% Convertible Debentures in equity. The Company's common share purchases in 2000 used $39.4 million of cash, which would have otherwise been available to reduce borrowings. The common shares purchased during 2000 and 1999 totaled $51.9 million.

Income taxes for 2000 were $18.4 million compared to a recovery of $2.0 million for 1999. This increase relates to the recording of a full tax expense on Canadian earnings in 2000. The Company adopted the Canadian Institute of Chartered Accountants' new accounting standard for income taxes effective January 1, 2000, which re-established a portion of the income tax balances previously written off in 1996. Also, an additional tax expense of $0.4 million was recorded in 2000 for a rate adjustment generated by the Canadian tax reduction from the Federal budget decreases in corporate income tax rates which reduced the benefit from prior period future tax assets. In 1999, the Company recorded a recovery of $4.5 million related to current timing differences in Canadian operations. The increased tax expense is predominately a utilization of balance sheet tax assets and did not result in a significant cash outflow.

Basic earnings per share for 2000 was $0.53 compared to $0.74 for 1999. The decrease is primarily a result of the higher tax expense. A lower weighted average number of shares outstanding reduced the impact of the higher income tax expense.

The weighted average number of common shares outstanding for 2000 was 41,068,870 compared to 49,573,917 for 1999. The reduction relates to common shares purchased under a substantial issuer bid in March 2000 and under normal course issuer bids during 1999 and 2000. At December 31, 2000, 37,981,501 common shares were outstanding.

Interest Expense

The following table shows the components of interest expense.


Interest Expense
($000)
1999
2000
2001

Interest ***(in thousands of dollars)***	**2001**	2000	1999
Long-term debt interest	**$21,396**	$21,533	$ 19,077
Short-term debt interest	**1,621**	2,316	266
Total interest	**$23,017**	$23,849	$19,343

The long-term debt interest expense relates to the 10% Senior Notes and the 8% Debentures. The Company currently has no floating rate long-term debt. The decrease in the long-term debt interest relates to $0.4 million lower interest costs due to the repurchase of 10% Senior Notes in 2001 offset by higher foreign exchange on the U.S. denominated debt interest. In 2001, the Company used cash on hand to repurchase US $9.4 million of Senior Notes which will reduce long-term debt interest expense by approximately $1.5 million annually.

The 1999 long-term debt interest is lower than 2000 since in 1999 the Company had a different borrowing structure and $2.9 million of interest on its 9% Convertible Debentures was included as a distribution.

Coverage Ratio

Russel Metals' coverage ratio for 2001 is lower than 2000 and 1999 due to the lower earnings from operations. The Company's ability to meet interest payments for the next two years remains strong due to the fact that the Company has cash on hand. The coverage ratios set forth below are calculated using earnings from operations before interest, income taxes, depreciation and amortization (EBITDA) excluding restructuring provision, foreign exchange loss, debt repurchase costs and unusual items.


EBITDA to Interest
1999
2000
2001

Coverage Ratio ***(in thousands of dollars, except ratios)***	**2001**	2000	1999
EBITDA, as adjusted	**$65,284**	$80,387	$72,751
Interest expense	**23,017**	23,849	22,228
Coverage ratio	**2.8x**	3.4x	3.3x

The 1999 interest expense includes interest on the 9% Convertible Debentures shown as a distribution in retained earnings.

Capital Expenditures

Capital expenditures during 2001 were $8.2 million compared to $13.0 million in 2000. Russel Metals' capital expenditures are mainly related to maintenance capital, the purchase of additional processing equipment across a broad base of the operations and upgrades to its existing facilities and computer systems. The current economic slowdown is impacting service centers, thus capital expenditures for 2001 are below the amount spent in 2000.

Depreciation expense was $13.0 million for 2001 and $11.9 million for 2000.

Liquidity

The Company manages its cash position based on bank borrowings net of cash. Overall cash generated was $46.7 million in 2001, determined by adding the decrease in bank indebtedness to the increase in cash. Cash generated from operations before working capital changes was $38.2 million. The improvement in net working capital generated by lower revenues resulted in cash generated from working capital of $54.9 million for 2001.

The sale of businesses in 2001 generated $10.4 million in cash.

The acquisition of A. J. Forsyth in October 2001 and Spartan Steel in August 2001, including assumed bank debt, consumed $42.4 million in cash.

In addition, the Company utilized cash of $14.8 million to repurchase Senior Notes in September and October 2001, $8.2 million for capital expenditures and $9.8 million for common and preferred share dividends.

The balances disclosed in the cash flow are adjusted to remove the non-cash component related to foreign exchange rate increases impacting inventory, accounts receivable and accounts payable of the U.S. operations. Assets sold as part of the sale of Total Distributors and assets purchased as part of the A. J. Forsyth and Spartan Steel acquisitions are also shown separately based on balances at the date of the transaction.

In 2000, the cash position was reduced $11.1 million and bank borrowings increased $16.0 million resulting in an overall cash usage of $27.1 million. Cash generated from operations before working capital changes was $54.0 million and proceeds from the sale of non-core assets were $42.3 million. Operations utilized cash of $59.3 million to fund increased working capital, mainly accounts receivable and inventories to support increased sales. In addition, $39.4 million of cash was utilized to purchase 7.1 million common shares under a substantial issuer bid and 2.4 million shares under a normal course issuer bid. The resumption of a common share dividend utilized $5.9 million. Capital expenditures accounted for $13.0 million and $9.7 million was utilized for the purchase of Triumph Tubular & Supply including bank debt assumed.

Inventory is a major component of the Company's working capital and inventory levels impact liquidity. The inventory turns calculated using the cost of sales for the quarter annualized and ending inventory are as follows:

Inventory Turns


Inventory Turns
6
5
4
3
2
Dec 31-00
Mar 31-01
Jun 30-01
Sep 30-01
Dec 31-01
SC
Energy
Imp/ Exp
SC Industry

	Quarters Ended,				
	Dec 31, 2001	**Sep 30, 2001**	**Jun 30, 2001**	**Mar 31, 2001**	Dec 31, 2000
Service center distribution	**4.1**	4.3	4.6	**4.6**	4.2
Energy sector distribution	**3.5**	4.3	4.4	**5.7**	4.3
Steel import/export	**4.0**	4.6	5.2	**5.2**	5.0
Total	**3.9**	4.4	4.7	**5.1**	4.4

The Company's inventory turns for 2001 improved early in the year, but due to lower sales volumes in the fourth quarter, the turns declined at year end. Total inventories have declined $25.6 million since December 31, 2000. The service centers inventories at December 31, 2001 were $8.8 million lower than the inventories at December 31, 2000, including the A. J. Forsyth inventory in the December 31, 2001 balance. Proactive actions taken in mid-2000 in anticipation of lower volumes and excess inventory at competitors and the mills allowed this reduction to be achieved and turns to remain at levels comparative to 2000. Inventory levels in the energy sector were down $6.8 million from December 31, 2000 to December 31, 2001, mainly due to the sale of Total Distributors, offset partially by the inventory at Spartan Steel. The import/export inventory decreased $10.0 million at December 31, 2001 compared to December 31, 2000, related to lower demands.

The service center inventory turns for the quarter ended December 31, 2001 were 4.1 compared to industry turns estimated to be 3.2 for the three months ended November 30, 2001 as derived from the monthly Business Conditions Report published for the United States by the Steel Service Center Institute. It is a goal of Russel Metals' management to achieve inventory turns at significantly higher levels than the industry norm.

Debt and Credit Facilities


Long-Term Debt
$ million
225
200
175
150
1999
2000
2001

The Company has two long-term debt instruments. The $30 million 8% Subordinated Debentures mature in 2006. The 10% Senior Notes mature in 2009. In September and October of 2001, the Company repurchased US $9.4 million of its 10% Senior Notes in the market at par. The balance outstanding at December 31, 2001 is US $115.6 million. The Canadian dollar amount of the Senior Notes fluctuates with the exchange rate. At December 31, 2001, the long-term debt balance of $214.1 million is only $3.4 million less than at December 31, 2000 due to the significant increase in the U.S. exchange rate.

The Company believes that the repurchase of the 10% Senior Notes is an appropriate use of cash on hand due to the availability of cash and unused operating lines of credit and the high interest rate.

Bank Credit Facilities ***($ millions)***	Canadian	U.S.	Total
Bank loans	$ -	$ 0.9	$ 0.9
On deposit	14.5	3.6	18.1
Net borrowings (cash)	(14.5)	(2.7)	(17.2)
Letters of credit	10.5	2.9	13.4
	$ (4.0)	$ 0.2	$ (3.8)
Facility availability	$201.0	$55.7	$256.7

Russel Metals has a bank credit facility with a syndicate of Canadian and U.S. banks. The $253.8 million facility may be extended for an additional one year period on each anniversary, with the consent of the banks. Russel Metals has extended the facility to June 19, 2005. Russel Metals is entitled to borrow under this facility, on a revolving basis, up to an amount equal to the sum of specified percentages of eligible accounts receivable and inventories, to a maximum of $253.8 million. At December 31, 2001, Russel Metals was entitled to borrow $201.0 million, including letters of credit. At December 31, 2001, Russel Metals had no borrowings and had $10.5 million in letters of credit under this facility. At December 31, 2000, Russel Metals had borrowings of $12.0 million and $9.7 million in letters of credit under this facility.

In addition, certain U.S. subsidiaries of Russel Metals have their own one year bank credit facility. The maximum borrowing under this facility is US $35.0 million. At December 31, 2001, these subsidiaries had borrowings of US $0.5 million and letters of credit of US $1.8 million compared to borrowings of US $8.0 million and letters of credit of US $3.0 million at December 31, 2000.

Based on Russel Metals' current financial position and management's estimate of the results of operations prepared for internal planning purposes, Russel Metals believes that it will generate a sufficient amount of cash flow from operations to pay all of its preferred share dividends, interest obligations on its indebtedness, and operating costs as they become due during the next two years.

Dividends and Share Capital

The ability to pay dividends on common shares is impacted by restrictions associated with the 10% Senior Notes due June 2009. Dividends on common shares and the repurchase of common and preferred shares are considered to be restricted payments under the Note Indenture. The Senior Notes do not restrict preferred share dividends. At December 31, 2001, the Company had $1.7 million available for restricted payments. This amount is not sufficient to fund the normal $0.05 per share dividend on common shares, and a decision was made not to declare a common share dividend in the first quarter of 2002.

The ability to make restricted payments is adjusted quarterly by 50% of the quarterly net income or loss if the cumulative net income from March 31, 1999 is positive, or 100% of the quarterly net income or loss if the cumulative net income from March 31, 1999 is negative. Net income is adjusted for certain exclusions that include: extraordinary items, gains or losses on asset dispositions, such as the loss on sale of Total Distributors, and unrealized foreign exchange gains and losses.

During the year ended December 31, 2001, no common shares have been repurchased. The Company renewed its normal course issuer bid in February 2001, which allows it to purchase up to 2,660,000 common shares during the year ending on February 23, 2002. The ability to repurchase share capital is impacted by the same restrictions discussed above under dividends.


Weighted Average Shares
million

The Company believes that reducing its share capital is beneficial to its shareholders. Since February 1999, the Company has purchased 13,074,235 common shares totalling $51.9 million. During March 2000, the Company completed a dutch auction style substantial issuer bid. On March 31, 2000, the Company paid $30 million to purchase 7,143,935 common shares at $4.20 per share. Also, during 2000, 2,384,000 common shares were purchased at an average cost of $3.83 through the normal course issuer bid.

Outlook

The Company's service center segment is starting to see an up-tick in pricing from its suppliers. This is a direct reflection of the fact that over 25 steel mills and service centers in North America are either in bankruptcy or insolvency proceedings. Furthermore, with the initiation of the U.S. Federal Government section 201 action against steel imports and the continual trade actions brought by the steel mills in Canada, and with the capacity reduction of approximately 17 million tons due to mill shutdowns, production capacity is beginning to come in-line with perceived demand.

We have yet to see a significant increase in demand, but management is cautiously optimistic that by the second half of 2002 demand will be on the upswing.

The import/export operations showed more strength than anticipated in 2001 and it is expected to be unchanged in 2002.

The energy sector operations have been impacted by lower oil and gas pricing, and management expects levels similar to those prevalent in the second half of 2001 to continue through 2002.

We currently anticipate that earnings for 2002 will resemble earnings prior to unusual items, restructuring and acquisition costs that were reported in 2001.

Russel Metals

E. G. HILLIS
Assistant Corporate Secretary
1900 Minnesota Court, Suite 210
Mississauga, ON L5N 3C9
Tele: 905-819-7419 Fax: 905-819-7409

February 19, 2002

VIA SEDAR

Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
Commission des Valeur Mobilières du Québec
Saskatchewan Securities Commission
The Toronto Stock Exchange

Dear Sirs:

Re: Russel Metals Inc.

Please be advised of the following dates in connection with our Annual Meeting of Shareholders:

DATE OF MEETING:	April 22, 2002
RECORD DATE:	March 18, 2002
MATERIAL MAIL DATE:	March 22, 2002
APPLICABLE SECURITIES:	CUSIP:
Common	781903604

Yours very truly,

(Signed) Elaine G. Hillis

ELAINE G. HILLIS
Assistant Corporate Secretary

cc: W. M. O'Reilly

I:...\CorpRec\MINBOOK\RMI\SHAREHOL\Sec Com-ltr

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Russel Metals Inc.
(Registrant)

Date: February 19, 2002

By: (Signed) Brian R. Hedges

Brian R. Hedges
Executive Vice President & CFO